July 26, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

RE:         Geron Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011 filed on March 7, 2012

File Number: 000-20859

Dear Mr. Rosenberg,

Geron Corporation (the “Company”) hereby responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2012, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), which was initially filed with the Commission on March 7, 2012. The following information is provided in response to the Staff’s comments, which comments are included below in bold. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of each of the comments contained in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business

GRN1005:  LRP-Directed Peptide-Drug Conjugate for Treating Patients with Brain Metastases, page 10

1.                                      Comment.  Regarding the license agreement entered into between the Registrant and Angiochem, Inc. on December 6, 2010, please amend your report to provide the following material information in a comprehensive discussion of the agreement:

•                  A description of the intellectual property and know-how licensed to the registrant and the nature, scope and duration of that license,

•                  All other material rights and obligations of both parties to the agreement including those related to the further development of the product,

•                  The amount of all upfront, annual or milestone payments paid or received to date under the agreement in the aggregate,

•                  The amount of additional milestone or other payment that may be paid or received in the aggregate indicating the amounts that relate to development milestones and the amount that relates to commercial milestones, as applicable,

•                  The royalty rates or a range of royalty rates within ten percent (i.e., single digits, teens, twenties, etc.),

•                  The duration of the agreement,

•                  Provisions for termination of the agreement prior to its duration by either party, and

•                  Any conditions that have to be satisfied or maintained by the company in order to prevent such termination by Angiochem, Inc., if any.

Response.  The Company respectfully submits that it believes it has provided material information to investors in the Form 10-K regarding the terms of the Exclusive License Agreement (the “Angiochem License”) with Angiochem, Inc. (“Angiochem”). For example, the Angiochem License is discussed in Item 1 (Business) on page 10 of the Form 10-K (discussing the nature, scope and stage of development of the licensed technology), on page 14 of the Form 10-K (discussing the intellectual property licensed from Angiochem and the expiration date of the issued U.S. patent licensed from Angiochem), in Item 1A (Risk Factors) on pages 29 to 30 of the Form 10-K (discussing the Company’s payment and diligence obligations under its licenses, including specifically, with respect to the Angiochem License); and in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operation) on pages 46 to 47 of the Form 10-K (discussing the conventional milestone and royalty structure of the Angiochem License and the upfront consideration paid to date for the Angiochem License). In this regard, the Company respectfully notes that while it disclosed in the Form 10-K that the licensed technology was licensed from Angiochem under a conventional milestone and royalty structure, it did not disclose the aggregate amount of additional milestone obligations or royalty rates in the Form 10-K. However, the Company respectfully advises the Staff that GRN1005, the Company’s product candidate licensed from Angiochem under the Angiochem License, is at a relatively early stage of development and the Company does not expect to incur material milestone payments or royalty obligations unless and until GRN1005 advances into later-stage clinical development and ultimately commercialization, which may take years to accomplish, if ever.

Notwithstanding the above-referenced disclosures in the Form 10-K, the Company acknowledges that a comprehensive discussion of the Angiochem License does not appear in one place in the Form 10-K (though the Company respectfully advises the Staff that a single, comprehensive discussion was included in the Company’s current report on Form 8-K, filed with the Commission on December 6, 2010), and that the disclosures in the Form 10-K do not address each of the elements of the Angiochem License requested by the Staff. The Company believes, however, that the descriptions of the Angiochem License included in the Form 10-K provide such material information regarding the Angiochem License as is necessary so that investors can make an informed investment decision with respect to an investment in the Company’s securities (while at the same time complying with the technical disclosure requirements of Regulation S-K), particularly in light of GRN1005’s relatively early stage of development. However, in response to the Staff’s comment, the Company is proposing to provide enhanced disclosure of the Angiochem License in its Form 10-K for the year ending December 31, 2012 (the “2012 Form 10-K”) under the heading “Business - GRN1005: LRP-Directed Peptide-Drug Conjugate for Treating Patients with Brain Metastases”. Such disclosure will be substantially in the form set forth on Exhibit A hereto and will address each of the elements requested by the Staff.  In addition, as noted in the response to Staff comment number 5, the Company will include a footnote to its contractual obligations table in each of its quarterly and annual periodic reports, commencing with the upcoming quarterly report on Form 10-Q for the quarter ended June 30, 2012, that will indicate the aggregate amount of development and commercial milestone obligations under its research collaboration and license agreements, substantially all of which relate to the Angiochem License.

Intellectual Property, page 13

2.                                      Comment.  We note that at the bottom of page 13 you disclose expiration dates for the Company’s “later filed composition of matter patents and patent applications.”  We also note that you also provide the following disclosure that precedes the table.

“Consequently, earlier filed, broad technology patents will usually expire ahead of the patents covering later development such as product formulations.”

It is unclear whether you are suggesting that the later-filed patents covering product formulations are the most crucial to protecting your product pipeline. Please advise us as to whether the disclosed expiration dates relate to the patents that are most important to maintaining the registrant’s competitive advantage regarding each of the product candidates.

Please amend your disclosure to include expiration dates for the patents that are most material to protecting your product pipeline and so state that you have included information for the most material patents. Alternately, just disclose that the later-filed patents referenced in the table are the most material to your business.

Response.  The Company respectfully submits that composition of matter patents generally provide the most material coverage with respect to drug product candidates, and thereby may convey competitive advantage for drug product candidates. In this regard, the Company respectfully advises the Staff that the disclosed expiration dates in the Form 10-K relate to those patents and patent applications currently affording the longest composition of matter coverage for the Company’s current product candidates. Accordingly, the Company believes that the disclosed expiration dates in the Form 10-K relate to the patent rights that are currently most material to protecting the Company’s product pipeline.

In response to the Staff’s comment, however, the Company undertakes to revise its disclosure regarding patent expiration to clarify the above point commencing with the 2012 Form 10-K.  Such disclosure will be substantially in the form set forth on Exhibit B hereto. When reviewing the proposed disclosure on Exhibit B hereto, please note that the patent expiration dates set forth in the table in Exhibit B reflect the status of the Company’s patents and patent applications as of the date of this letter, and the Company expects to continue to update such dates if and to the extent subsequent patent filings and prosecution provide material patent coverage with later expiration dates.

3.                                      Comment.  We note your disclosure that certain of the Company’s patents are in-licensed or co-owned by other entities through the following material contracts included in the exhibits to your Form 10-K:

•                  The license agreement between the Registrant and University of Texas Southwestern Medical Center at Dallas entered into on December 8, 1992, and amended on July 23, 2001,

•                  The license agreement between the Registrant and University Technology Corporation entered into on December 9, 1996, and

•                  The license agreement between the Registrant and the Regents of the University of California entered into on February 2, 1994.

Please amend your report to provide the same material information we have requested in Comment 1 in a comprehensive discussion of these agreements, to the extent applicable.  Alternately, if you no longer believe that any of these agreements are material to your business please provide us your comprehensive analysis as to your conclusions as to any such agreements. We may have further comments after reviewing your response.

Response.  The Company respectfully submits that, for the reasons set forth below, each of the license agreements between the Company and the University of Texas Southwestern Medical Center at Dallas (“UTSW”), University Technology Corporation (“UTC”) and the Regents of the University of California (“UC”) is not currently material to the Company. Accordingly, the Company intends to remove the identified agreements from the Exhibit List to be included in the 2012 Form 10-K. Since the agreements are not material to the Company, the Company does not believe that it would be necessary to add disclosure of the material terms of these agreements to the Form 10-K or other filings. In this regard, the Company believes that additional disclosure of the material terms of the patent license agreement between the Company and UTSW, referenced as Exhibit 10.8 to the Form 10-K (the “UTSW License”), the exclusive license agreement between the Company and UTC, referenced as Exhibit 10.9 to the Form 10-K, and the first amendment to the UTC License, referenced as Exhibit 10.11 to the Form 10-K (collectively, the “UTC

License”), and the exclusive license agreement between the Company and UC, referenced as Exhibit 10.10 to the Form 10-K (the “UC License” and together with the UTSW License and the UTC License, the “Licenses”), would not provide additional material information that would change or influence an investor’s decisions with respect to investing in the Company’s securities.

Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence, including any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” As noted above, the Company respectfully submits that none of the Licenses is material to the Company within the meaning of Regulation S-K Item 601(b)(10)(ii)(B). The Company’s analysis with respect to the same is set forth below.

The UTSW License.

Background.  The UTSW License was entered into on September 8, 1992 and relates to methods for assaying telomerase activity and measuring telomere length. Under the UTSW License, the Company received an exclusive, worldwide license, including the right to grant sublicenses, to manufacture, have manufactured, use, have used and/or sell or have sold products covered by the licensed UTSW patents in a field broadly related to cellular senescence and immortalization, and aging or age-related degenerative diseases. The Company does utilize certain assay technology covered by the intellectual property licensed under the UTSW License in connection with its own internal clinical product development activities, but respectfully submits that if the UTSW License were terminated, the Company could continue its clinical product development activities pursuant to statutory exemptions covering the development and submission of information under the U.S. Food, Drug and Cosmetic Act (the “Food and Drug Act”). The Company also currently maintains five sublicenses under the UTSW License pursuant to which the Company’s sublicensees may market research use kits for assaying telomerase activity, or may perform assay services for research purposes. The revenue received by the Company from these sublicenses has not been material to the Company to date and is not currently expected to become material to the Company.

Analysis. The UTSW License was made in the ordinary course of business and is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., intellectual property in-licensing). Further, the Company’s business is not “substantially dependent” upon this license agreement in that the Company is not materially dependent on its rights to use patents granted under this license or on any revenue received from its sublicense of patent rights, as explained above. Accordingly, the Company has concluded that the UTSW License is not material to the Company’s business within the meaning of Regulation S-K Item 601(b)(10)(ii)(B), and that additional disclosure of the material terms of the UTSW License would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities. The Company intends to remove the agreement from the Exhibit List in its 2012 Form 10-K.

As the Company’s product candidates move through clinical development and potentially into commercialization, the UTSW License may become material. The Company acknowledges its obligation to regularly review the UTSW License (and each of its technology licensing agreements and other similar arrangements) to evaluate its materiality, and to file the UTSW License as an exhibit and to describe the material terms thereof, consistent with the scope referenced in Staff comment 1, if at any time the Company determines that the UTSW License becomes material to the Company pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The UTC License.

Background.  The UTC License was entered into by the Company and UTC on December 9, 1996.  The rights granted under the UTC License relate to the telomerase protein and assays related to the telomerase protein. Under the UTC License, the Company received an exclusive, worldwide license, including the right to grant sublicenses, to make, have made, use, lease and sell licensed products, and to practice the licensed processes, for any and all uses and applications. The Company does not currently sell any products covered by the UTC License, and does not anticipate that any of the product candidates currently in development will be covered by the UTC License. The Company currently maintains a number of sublicenses under the UTC License, including sublicenses for research and commercial use, but the revenue received by the Company from these sublicenses has not been material to the Company to date and is not currently expected to become material to the Company.

Analysis.  The UTC License was made in the ordinary course of business and is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., intellectual property in-licensing). Further, the Company’s business is not “substantially dependent” upon this license agreement in that the Company is not materially dependent on its rights to use patents granted under this license or on any revenue received from its sublicense of patent rights, as explained above. Accordingly, the Company has concluded that the UTC License is not material to the Company’s business within the meaning of Regulation S-K Item 601(b)(10)(ii)(B), and that additional disclosure of the material terms of the UTC License would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities. The Company intends to remove the agreement from the Exhibit List in its 2012 Form 10-K.

The UC License.

Background.  The UC License, entered into on February 2, 1994, relates to the use of telomerase for killing cancer cells and pathogens, including certain telomerase assays, and strategies for killing fungal pathogens. Under the UC License, the Company received a worldwide, exclusive, license to make, have made, use and sell licensed products related to the therapy and diagnosis of conditions related to telomere length or telomerase activity. The Company does not currently sell any products covered by the UC License, and does not anticipate that any of the product candidates currently in development will be covered by the UC License. The Company utilizes certain assay technology under the UC License in connection with its own internal clinical product development activities, but believes its internal use is subject to statutory exemptions covering the development and submission of information under the Food and Drug Act. The Company pays no royalties to UC under the UC License and receives no revenue from sublicensees under the UC License.

Analysis.  The UC License was made in the ordinary course of business and is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., intellectual property in-licensing). Further, the Company’s business is not “substantially dependent” upon the technology licensed under the UC License. Accordingly, the Company has concluded that the UC License is not material to the Company’s business within the meaning of Regulation S-K Item 601(b)(10)(ii)(B), and that additional disclosure of the material terms of the UC License would not provide additional material information relevant to an investor’s investment decision with respect to the Company’s securities. The Company intends to remove the agreement from the Exhibit List in its 2012 Form 10-K.

The Company acknowledges its obligation to regularly review each of its technology licensing agreements and other similar arrangements to evaluate their materiality, and to file any such agreement as an exhibit and to describe the material terms thereof, consistent with the scope referenced in Staff comment 1, if at any time the Company determines any such agreement becomes material to the Company pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 45

4.                                      Comment. You breakout R&D costs by therapeutic area in a table on page 47 but it appears that certain product candidates within each therapeutic area are material to research and development expenses. Please amend your filing to revise your disclosure to quantify R&D costs by each product candidate on page 46 or disclose why you cannot provide information by product candidate.

Response.  The Company’s research and development expenses consist of costs incurred in identifying, developing and testing its product candidates resulting from independent efforts as well as efforts associated with collaborations. These expenses include, but are not limited to, payroll and personnel expense, lab supplies, preclinical studies, clinical trials, raw materials to manufacture clinical trial drugs, manufacturing costs for research and clinical trial materials, sponsored research at other labs, consulting, costs to maintain technology licenses and research-related overhead.

The Company accumulates direct external expenditures on a program-specific basis and performs a general allocation of its research and development personnel costs and certain facilities related expenses on a program-specific basis. However, the Company’s research and development personnel may contribute to any or all of our research and development programs in a given period and many of the activities they perform simultaneously benefit multiple programs and are not readily attributable to a specific program. Accordingly, the assignment of time and costs to a specific program for internal personnel costs and facilities related overhead expenses may not provide an accurate disclosure of the actual costs incurred for a particular research and development program. As a result, reporting research and development costs by each product candidate could be misleading when evaluating the research and development expenses of the Company.

Prior to November 2011, the Company maintained several research and development programs to develop therapeutic product candidates for the treatment of cancer and degenerative diseases. The Company presented its research and development expenses for the two therapeutic areas of focus, oncology and human embryonic stem cell therapies, which represented the Company’s two primary areas of research and development of therapeutic product candidates for the treatment of unmet medical needs.

Since November 2011, the Company has been primarily focusing on the research and development of its oncology programs. The product candidate chart on page 46 of the Form 10-K shows the Company’s oncology clinical development product candidates as of December 31, 2011 and their stage of development. The Company also has early research stage drug discovery programs and a telomerase activation program which are discussed on page 12 of the Form 10-K.

Given the change in the Company’s research and development focus to be primarily on its oncology programs, beginning with the Company’s next quarterly report on Form 10-Q for the quarter ended June 30, 2012, the Company proposes to supplement the discussion of Research and Development Expenses, substantially as set forth in Exhibit C hereto, by providing further detail about the Company’s research and development expenses for the relevant quarterly and year to date periods in three categories: Direct external expenses, personnel related expenses and other research and development expenses. Direct external expense would be further categorized as costs for clinical product candidates and costs for preclinical programs. Product candidates are designated clinical candidates once an investigational new drug application has been filed with the U.S. Food and Drug Administration, or a similar filing with regulatory agencies outside the United

States, for the purpose of commencing clinical trials in humans. Preclinical programs include product candidates undergoing toxicology, pharmacology, metabolism and efficacy studies and manufacturing process development required before testing in humans can begin.

Direct external expense primarily would consist of costs to outside parties to perform laboratory studies, develop manufacturing processes and manufacture raw materials and clinical trial drug materials, conduct and manage clinical trials and provide advice and consultation for scientific and clinical strategies.

Personnel related expense primarily would consist of salaries and wages, share-based compensation, payroll taxes and benefits for those individuals involved with ongoing research and development efforts.

Other research and development expense primarily would consist of laboratory supplies, research-related overhead associated with leasing, operating and maintaining a facility and equipment depreciation and maintenance. These costs apply to our clinical product candidates, preclinical product candidates as well as our drug discovery research efforts.

Significant Cash and Contractual Obligations, page 51

5.                                      Comment. In footnote (1) to the table, please amend your filing to disclose the amount of aggregate milestones to be made under your research collaboration and license agreements.

Response.  In response to the Staff’s comment, the Company proposes to revise the presentation in its contractual obligations disclosures in its future filings, commencing with the upcoming quarterly report on Form 10-Q for the quarter ended June 30, 2012, to include the amount of aggregate development and commercial milestones under the Company’s research collaboration and license agreements, which revised disclosure will be made in substantially the form presented in Exhibit D hereto.

*****

As requested in the Staff’s letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please do not hesitate to contact me by telephone at (650) 473-7775 or by fax at (650) 473-8654 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Pamela Smith

Pamela Smith
Executive Director, Legal

cc:	Stephen N. Rosenfield, General Counsel
Graham K. Cooper, Chief Financial Officer
Chadwick Mills, Esq., Cooley LLP

EXHIBIT A

Exclusive License Agreement with Angiochem

On December 6, 2010, we and Angiochem, Inc., or Angiochem, entered into an Exclusive License Agreement, or the Angiochem License, under which we obtained a worldwide exclusive license, with the right to grant sublicenses, to all of Angiochem’s existing and future patent rights and know-how, in each case as necessary or reasonably useful for the development of products comprising Angiochem’s proprietary “Angiopep” peptide technology, which facilitates the transport of anti-cancer compounds across the blood-brain barrier, or BBB, to be used with tubulin disassembly inhibitors to enable the treatment of primary brain cancers and cancers that have metastasized to the brain. Under the Angiochem License, we have the exclusive right to develop and commercialize GRN1005, a peptide-drug conjugate designed to deliver a proven anti-cancer drug (paclitaxel) to the brain to treat brain metastases.

As consideration for the license rights, we paid Angiochem an upfront payment of $7.5 million in cash and, on January 5, 2011, we issued to Angiochem 5,261,144 shares of our common stock in satisfaction of our obligation to issue $27.5 million of our common stock to Angiochem. In addition to the upfront payment and the shares that we issued to Angiochem under the Angiochem License, we are required to make milestone payments to Angiochem totaling up to $150 million, of which up to $55 million relate to the achievement of development milestones and up to $95 million relate to the achievement of commercial milestones. In addition, we are required to pay tiered royalties with percentages starting in the low tens and escalating to the mid-teens on sales of licensed products by us or any U.S. sublicensee, depending upon the ratio of the cost of goods incurred by us for the manufacture of licensed products to the average sales price of licensed products, and pre-defined annual net sales thresholds. We are also required to pay to Angiochem a share of any sublicense revenue received by us with respect to sales of licensed products outside of the United States, ranging in percentages from the low twenties to the forties depending on whether the sublicense is granted before or after the receipt of marketing authorization in the United States.

Under the Angiochem License, we and Angiochem have established a Joint Development Committee, or JDC, to oversee the clinical development of GRN1005. Except with respect to matters relating to the achievement of milestones, we have final decision-making authority over the JDC. We are responsible for all costs associated with the clinical development of GRN1005. With limited exceptions, we are required to use commercially reasonable efforts to develop one licensed product under the Angiochem License. If we cease to use our commercially reasonable efforts to develop at least one licensed product under the Angiochem License, Angiochem may terminate the agreement. If Angiochem terminates the Angiochem License because we have ceased to use our commercially reasonable efforts to develop at least one licensed product, or if we terminate the Angiochem License without cause and Angiochem is not then in breach of the Angiochem License, we are required to grant Angiochem certain rights and licenses necessary to develop and commercialize licensed products. As consideration for such rights and licenses, Angiochem is required to pay us a royalty percentage in the low tens on net sales of any licensed products sold by Angiochem or its affiliates which exceed a certain threshold, until we have been reimbursed for specific costs incurred by us under the Angiochem License.

We have the first right to file and maintain patents containing only claims specific to licensed products and would be responsible for the related costs. Angiochem is responsible for filing and maintaining all other patents, including patents generally claiming the Angiopep technology, including all costs. We and Angiochem will jointly determine which party will be responsible for filing and maintaining patents covering jointly owned intellectual property. Each of the parties has customary indemnification obligations under the Angiochem License, which includes our obligation to indemnify Angiochem for certain claims which may arise out of our development or commercialization of licensed products. The Angiochem License will expire on the later of expiration of the licensed patents, expiration of data or market exclusivity, or ten years from the last product launch. In addition to Angiochem’s right to terminate the Angiochem License as a result of our failure to use commercially reasonable efforts to develop at least one licensed product, the Angiochem License may be terminated by either party in the case of an uncured material breach, bankruptcy, or may be terminated by us at any time upon 180 days prior written notice.

EXHIBIT B

Oncology

The following table shows the estimated latest expiration dates for the composition of matter patents or patent applications for our two oncology drug product candidates, imetelstat and GRN1005, and in the case of patent applications, assuming issued patents result from such applications. Composition of matter patents generally provide the most material coverage with respect to product candidates, and therefore may convey competitive advantage for product candidates. Because our product candidates are still under development, subsequent innovation and associated patent filings may provide additional patent coverage with later expiration dates. Examination of overseas patent applications typically lags behind U.S. examination particularly where cases are filed first in the United States. The stated U.S. expiration dates include patent term adjustments for delays in prosecution by the U.S. Patent and Trademark Office, but do not account for potential patent term extensions that may be available to compensate us for delays in FDA regulatory review of a new drug application.

Product Candidate	U.S. Patent Status/ Expiration Date	Europe Patent Status/ Expiration Date	Japan Patent Status/ Expiration Date
Imetelstat	Issued / 2025*	Issued / 2020**	Issued / 2024
GRN1005	Issued / 2025	Pending / 2026	Pending / 2026

*                 We also have a patent expiring in 2026 which covers a composition of matter of imetelstat in combination with bortezomib in a kit (with a patent term adjustment to 2027).

**          An additional composition of matter patent application for imetelstat has been filed that, if issued, would provide European patent protection until 2024.

EXHIBIT C

Research and Development Expenses

For each of our research and development programs, we incur direct external, personnel related and other research and development costs. Direct external expenses primarily consist of costs to outside parties to perform laboratory studies, develop manufacturing processes and manufacture raw materials and clinical trial drug materials, conduct and manage clinical trials and provide advice and consultation for scientific and clinical strategies. Personnel related expenses primarily consist of salaries and wages, share-based compensation, payroll taxes and benefits for those individuals involved with ongoing research and development efforts. Other research and development expenses primarily consist of laboratory supplies, research-related overhead associated with leasing, operating and maintaining our facilities and equipment depreciation and maintenance. These costs apply to our clinical programs, preclinical programs as well as our discovery research efforts. Product candidates are designated clinical candidates once an investigational new drug application has been filed with the U.S. Food and Drug Administration, or a similar filing with regulatory agencies outside the United States, for the purpose of commencing clinical trials in humans. Preclinical programs include product candidates undergoing toxicology, pharmacology, metabolism and efficacy studies and manufacturing process development required before testing in humans can commence.

Research and development expenses were $[XX] million and $[XX] million for the three and six months ended June 30, 2012, respectively, compared to $16.5 million and $33.3 million for the comparable 2011 periods. The [increase / decrease] in research and development expenses for the three and six months ended June 30, 2012 compared to the comparable periods in 2011 primarily reflects [XX]. Overall, we expect [XX].

Research and development expenses for the three and six month periods ended June 30, 2012 and 2011 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2012	2011	2012	2011
(Unaudited)
Direct external research and development expenses:
Clinical program: Imetelstat	$ [XX]	$ [XX]	$ [XX]	$ [XX]
Clinical program: GRN1005	[XX]	[XX]	[XX]	[XX]
Clinical program: GRNOPC1	[XX]	[XX]	[XX]	[XX]
Preclinical programs	[XX]	[XX]	[XX]	[XX]
Personnel related expenses	[XX]	[XX]	[XX]	[XX]
All other research and development expenses	[XX]	[XX]	[XX]	[XX]
Total	$ [XX]	$ [XX]	$ [XX]	$ [XX]

At this time, we cannot provide reliable estimates of how much time or investment will be necessary to commercialize products from the programs currently in progress. For a more complete description of the risks and uncertainties associated with completing development of our product candidates, see the sub-section titled, “Risks Related to Our Business” and “Risks Related to Clinical and Commercialization Activities”, in Part II, Item 1A entitled, “Risk Factors”, in this Form 10-Q.

EXHIBIT D

Significant Cash and Contractual Obligations

As of June 30, 2012, our contractual obligations for the next five years and thereafter were as follows:

Principal Payments Due by Period
		Remainder	2013-	2015-	After
Contractual Obligations (1)	Total	in 2012	2014	2016	2016
(Amounts in thousands)
Equipment leases	$ [XX]	$ [XX]	$ [XX]	$ [XX]	$ [XX]
Operating leases (2)	[XX]	[XX]	[XX]	[XX]	[XX]
Research funding (3)	[XX]	[XX]	[XX]	[XX]	[XX]
Total contractual cash obligations	$ [XX]	$ [XX]	$ [XX]	$ [XX]	$ [XX]

(1)       This table does not include payments under our severance plan if there were a change in control of the company or severance payments to key employees in the event of an involuntary termination. In addition, this table does not include any milestone payment or royalty obligations under our research collaborations or license agreements as the timing and likelihood of such payments are not known. In addition to the minimum payments due under our research collaborations and license agreements, we may be required to pay royalties on any product sales and an aggregate of up to $[XX] million in development milestone payments and up to $[XX] million in commercial milestone payments, in the event that all clinical and commercial development milestone events under these agreements are achieved.

(2)       In March 2008, we issued 742,158 shares of our common stock to the lessor of our premises at 200 and 230 Constitution Drive in payment of our monthly rental obligation from August 1, 2008 through July 31, 2012. In January 2010 and April 2010, we issued an aggregate of 187,999 shares of our common stock to the lessor of our premises at 149 Commonwealth Drive in payment of our monthly rental obligation from May 1, 2010 through July 31, 2012. The fair value of the common stock issuances has been recorded as a prepaid asset and is being amortized to rent expense on a straight-line basis over the lease periods. As a result, we had no cash rental obligation for our existing facilities through July 31, 2012.

In February 2012, we entered into a new lease agreement for our premises at 149 Commonwealth Drive which expanded the leased space from approximately 14,500 square feet to approximately 30,000 square feet of office space. The new lease at 149 Commonwealth Drive commenced in July 2012 and expires in July 2014. Our new lease at 149 Commonwealth Drive includes an option to extend the lease for one additional period of two years. Operating lease obligations in the table above do not assume the exercise by us of any right of termination, or option to extend, if any. In June 2012, we amended the lease agreement for our premises at 200 Constitution Drive to extend the term of the lease through July 2014.

(3)       Research funding is comprised of sponsored research commitments at various laboratories around the world.